UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For June 6, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home
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report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  June 6, 2005

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                                                                  NEWS RELEASE


  WEATHERFORD TO ACQUIRE PRECISION ENERGY SERVICES AND INTERNATIONAL DRILLING
                        DIVISIONS FOR US$2.28 BILLION;
            DEAL PROVIDES ENHANCED SERVICE AND TECHNOLOGY OFFERINGS


HOUSTON, June 6, 2005 -- Weatherford International Ltd. (NYSE:WFT) today announced that the company has signed a definitive agreement to purchase Precision Drilling Corporation's Energy Services Division and International Contract Drilling Division.

Under the terms of the agreement, Weatherford will pay approximately US$2.28 billion, consisting of 26 million Weatherford common shares and approximately US$900 million in cash, based on current exchange rates. The cash portion of the consideration is payable in Canadian dollars. Acquired net book value is about US$1.63 billion. Weatherford expects the transaction to be accretive to its earnings per share and cash flow per share for 2005, before consideration of potential synergies.

Precision's Energy Services division is a global provider of cased hole and open hole wireline services, drilling and evaluation services (directional drilling, MWD, LWD and rotary steerable systems) and production services (primarily underbalanced drilling). Weatherford's cased hole wireline and underbalanced segments will be consolidated and strengthened by this transaction. Furthermore, the transaction will substantially broaden the company's open hole wireline and directional capabilities.

Precision's International Contract Drilling division is an international land rig contractor. It became a major player in the international market after its acquisition of the worldwide land drilling assets of Global Santa Fe Corporation in May 2004. Precision currently has 48 rigs, with a strong presence in the Middle East/North Africa. The land drilling assets being acquired are among the best in the industry and further bolster Weatherford's already strong presence in the Middle East. The availability of these assets will allow the company to further meet customers' bundling needs in the region.

Precision has developed innovative technologies which Weatherford is anxious to harvest. Weatherford will endeavor to accelerate the growth of these technologies with the full support of its worldwide infrastructure. Post-acquisition, the company will offer a comprehensive suite of products and services with leading technology.

In the twelve months ended December 2004, Precision Energy Services and International Drilling had revenues of C$1.1 billion. The combined divisions have approximately 5,300 employees operating in 25 countries.

Hank B. Swartout, Chairman, President and Chief Executive Officer of Precision stated, "This transaction is the result of an extensive process undertaken by the board of directors to explore possible avenues of value creation for our shareholders. After careful consideration of various strategic alternatives, the board determined this opportunity to be the best for our shareholders and for employees of the respective divisions. We believe the strategic fit with Weatherford will strengthen their global presence and provide opportunities for all stakeholders affected by this expanded Weatherford organization - shareholders, customers and employees. It is currently anticipated that a portion of the consideration received by Precision will be distributed to our shareholders following completion of the sale."

Bernard J. Duroc-Danner, Chairman, President and Chief Executive Officer of Weatherford commented, "What we are adding from Precision consolidates, strengthens and broadens critical segments of our business. Weatherford in turn will provide the Precision operations with the full support of our infrastructure, in particular in the Eastern Hemisphere. This is a growth strategy for shareholder value."

The transaction is expected to be completed during the third quarter of 2005 and is subject to regulatory approvals, including U.S. and Canadian competition filings, and to other customary closing conditions.

UBS Investment Bank acted as exclusive financial advisor to Precision. Simmons & Company International and Goldman, Sachs & Co. acted as financial advisors to Weatherford.

The company will host a conference call to discuss the acquisition this morning at 8:00 a.m. (CDT). The company invites investors to listen to a play back of the conference call at the company's website, http://WWW.WEATHERFORD.COM in the "investor relations" section. The call will be open to the public.

To access the call please contact the conference call operator at 800-901-5248, or 617-786-4512 for international calls, approximately 10 minutes prior to the scheduled start time, and ask for the Weatherford conference call. The passcode is "Weatherford". A replay will be available until 5:00 p.m. central, June 13, 2005. The number for the replay is 888-286-8010, or 617-801-6888 for international calls; passcode 88618607.

The issuance of the Weatherford common shares in the transaction to Precision will not be registered under the Securities Act of 1933 and may not be offered or sold by Precision in the United States absent registration or an applicable exemption from registration. Weatherford has agreed to file a registration statement with the Securities and Exchange Commission to register the distribution of the shares by Precision to its shareholders.

Weatherford is one of the largest global providers of innovative mechanical solutions, technology and services for the drilling and production sectors of the oil and gas industry. Weatherford operates in over 100 countries and employs more than 18,000 people worldwide.

Precision Drilling Corporation is a global contract drilling and oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. Precision employs more than 12,000 people in more than 30 countries.

                                      ###

Contacts:

Weatherford:      Lisa W. Rodriguez                  713-693-4746
                  Chief Financial Officer

                  Andrew P. Becnel                   713-693-4136
                  Vice President - Finance

Precision:        Hank B. Swartout                   403-716-4500
                  Chairman, President
                  And Chief Executive Officer